A Special Meeting of the Shareholders of the Alpine International Real Estate Equity
Fund, (the "Fund") was held on February
23, 1998.  Proposal 1 was the approval
of a new investment advisory agreement
between the Fund and Alpine Management and Research LLC. Proposal 1 was approved with 1,818,898 votes for, 32,475 against, and 12,183 abstained.

Proposal 2 included the election of Trustees.  Samuel A.
Lieber, H. Guy Leibler, Laurence B. Ashkin, and Foster
Bam were elected as trustees of the Trust.  Samuel A.
Lieber received 1,840,137 votes for, 17,185 against, and

6,235 abstained. H. Guy Leibler received 1,838,969 votes for, 18,353 against, and 6,235 abstained. Laurence
B. Ashkin received 1,838,919 votes for, 18,403 against, and 6,235 abstained. Finally, Foster Bam received
1,837,927 votes for, 19,395 against, and 6,235 abstained.


Proposal 3 was numerous changes in investment policies and restrictions. The Fund's policy on concentration of investments was amended to provide that, "The Fund will concentrate its investments in the securities of companies engaged principally in the real estate industry and may invest all of its assets in such securities; however, the Fund may temporarily invest less than 25% of the value of its assets in such securities during periods of adverse economic conditions in the real estate industry." This amendment was approved with 1,804,475 votes for, 44,951 votes against, and 14,131 votes abstained.


The Fund's restriction on borrowing was amended to provide that, "The Fund may not issue senior securities as defined by the Investment Act of 1940, except that the Fund may borrow money from banks and enter into reverse repurchase agreements (I) in the aggregate amount up to 10% of the value of its total assets to increase its holdings of portfolio securities and (II) for temporary extraordinary or emergency purposes, subject to the overall limitation that total borrowings by the Fund (including borrowing through reverse repurchase agreements) may not exceed 33 1/3% of the value of the Fund's total assets (measured in each case at the time of borrowing)." This amendment was approved with 1,804,526 votes for, 44,900 against, and 14,131 abstained.


The Fund's restriction on pledging assets was repealed with 1,804,059 votes for, 45,367 against, and 14,131 abstained.



The Fund's restriction on short sales was amended to provide that, "The Fund may effect short sales of securities subject to the limitation that the Fund may not sell a security short if, as a result of such sale, the current value of securities sold short by the Fund would exceed 10% of the value of the Fund's net assets;
provided, however, if the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold short (i.e. short sales "against the box"), this limitation is not applicable." This amendment was approved with 1,804,747 votes for, 44,679 against, and 14,131 abstained.


The Fund's restriction on loans was amended to provide that, "The Fund may not make loans of money or securities, except to the extent that the Fund may lend money through the purchase of permitted investments, including repurchase agreements, and may lend securities in accordance with such procedures as may be adopted by the trustees." This amendment was approved with1,804,475 votes for, 44,951 against, and 14,131 abstained.


The Fund's policy on investment in securities of Non-
U.S. issuers was repealed with 1,804,737 votes for, 44,679 against, and 14,131 abstained.


The Fund's restriction relating to options was repealed with 1,804,737 votes for, 44,679 against, and 14,131 abstained.


The Fund's restriction on diversification of investments was amended to provide that, "with respect to 75% of its total assets, the Fund may not purchase a security, other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, if as a result of such purchase, more than 5% of the value of the Fund's total assets would be invested in the securities of any one issuer, or the Fund would own more than 10% of the voting securities of any one issuer." This amendment was ap

The Fund's restriction relating to investments in securities of unseasoned issuers was repealed with 1,804,737 votes for, 44,679 against, and 14,131 abstained.

The Fund's restriction limiting the purchase of warrants was repealed with 1,804,737 votes for, 44,679 against, and 14,131 abstained.

The Fund's restriction under which it may not purchase securities of an issuer if (I) one or more officers or Trustees of the Trust or the Fund's investment adviser or investment sub adviser individually owns or would own, directly or beneficially, more than 1/2 of 1% of the securities of such issuer, and (II) in the aggregate, such persons own or would own, directly or beneficially, more than 5% of such securities was repealed with 1,804,737 votes for, 44,679 against, and 14,131 abstained.

The Fund's restriction regarding commodities was amended to provide that, "the Fund may not purchase, sell or invest in commodities, provided that the restriction shall not prohibit the Fund from purchasing and selling securities or other instruments backed by commodities or financial futures contracts and related options, including but not limited to, currency futures contracts and stock index futures. This amendment was approved with 1,804,398 votes for, 45,028 against, and 14,131 abstained.